Exhibit 21.1

List of Subsidiaries of the Registrant

(Lucid Diagnostics Inc. DE - 82-5488042)

Subsidiary Legal Entity Name	State of Incorporation

LucidDx Labs Inc. (87-41661458)	Delaware
- Wholly-Owned Subsidiary of Lucid Diagnostics Inc.	Incorporated November 21, 2021

CapNostics LLC (84-4876240)	North Carolina
- Wholly-Owned Subsidiary of Lucid Diagnostics Inc.	(Established January 20, 2020)